Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 1608

New York, New York 10022

July 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp. Registration Statement on Form S-1 (File No. 333-232195)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Standard Time, on July 15, 2019, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

TONIX PHARMACEUTICALS HOLDINGS CORP.

By:	/s/ Bradley Saenger
Name:	Bradley Saenger
Title:	Chief Financial Officer